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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20569

                               __________________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        THERMADYNE HOLDINGS CORPORATION
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             (Exact name of registrant as specified in its charter)


        Delaware                                                 74-2482571
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(State of Incorporation)                                        (IRS Employer
                                                             Identification No.)


101 S. Hanley, St. Louis, MO                                          63105
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(Address of Principal Executive Offices)                            (Zip Code)

If this Form relates to the                  If this Form relates to the
registration of a class of debt              registration of a class of debt
securities and is effective upon             securities and is to
filing pursuant to General                   become effective
Instruction A(c)(1) please check             simultaneously with the
the following box. [ ]                       effectiveness of a
                                             concurrent registration
                                             statement under the
                                             Securities Act of 1933
                                             pursuant to General
                                             Instruction A(c)(2) please
                                             check the following box. [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                       Name of each exchange on which
 to be so registered                       each class is to be registered
 -------------------                       ------------------------------

Common Stock Purchase Rights               Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered

         Adoption of Stockholder Rights Plan

                 On April 24, 1997, the Board of Directors of Thermadyne Holdings Corporation (the "Company") declared a distribution of one Common Stock Purchase Right for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Company. The distribution is payable as of May 5, 1997 to stockholders of record on that date. As of May 5, 1997, there were 11,054,778 shares of Common Stock issued and outstanding. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $150 (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent"), dated as of May 1, 1997.

                 Initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

                 Upon the day which is the earlier of (i) the tenth day after the date of the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the Company's voting


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stock ("Acquiring Person"), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the commencement or public announcement of a person's or group's intention to commence a tender or exchange offer whose consummation would result in the ownership of 10% or more of the outstanding shares of voting stock of the Company, even if no purchases actually occur pursuant to such offer (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of May 5, 1997, by such Common Stock certificates together with a copy of the Summary of Rights (as defined in the Rights Agreement) attached hereto. Notwithstanding the foregoing, the definition of Acquiring Person shall not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, (D) any person whose ownership of 10% or more of the shares of voting stock of the Company then outstanding results solely from
(i) any action or transaction approved by the Board of Directors before such


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person acquires such 10% beneficial ownership or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any such person that does not become an Acquiring Person by reason of clause
(i) or (ii) above shall become an Acquiring Person upon his acquisition of an additional 10% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause (i) or (ii)) or (E) any person who, as of May
5, 1997, together with all affiliates and associates of such person, was the Beneficial Owner of 10% or more of the Voting Stock of the Company outstanding as of such date; provided, however, that any person described in this clause
(E) shall no longer be an exempt person and shall become an Acquiring Person if such person, together with all affiliates and associates of such person, from May 5, 1997, acquires beneficial ownership of an additional 10% or more of the voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above).

                 The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the Common Stock. Until



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the Distribution Date (or earlier redemption or expiration of the Rights), new
Common Stock certificates issued after May 5, 1997 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of May 5, 1997, with or without a copy of the Summary of Rights, also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

                 The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on May 5, 2007, unless earlier redeemed by the Company as described below.

                 The number of shares of Common Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of, among other things, a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price is subject to adjustment



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in the event of, among other things, extraordinary distributions of cash or other property to holders of Common Stock.

                 Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of the Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

                 In addition, unless the Rights are earlier redeemed, in the event that a person or group, with certain exceptions, becomes the beneficial owner of 10% or more of the Company's voting stock, the Rights Agreement provides that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and



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void), will thereafter have the right to receive, upon payment of the Exercise
Price, that number of shares of the Common Stock having a market value at the time of the transaction equal to two times the Exercise Price.

                 At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

                 Fractions of shares of Common Stock that would otherwise be issued upon exercise or redemption of the Rights may, at the election of the Company, be evidenced by depositary receipts. The Rights Agreement also provides that the Company may pay cash in lieu of fractional shares.

                 At any time on or prior to the close of business on the tenth day after a public announcement that a person has become an Acquiring Person (or such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"),



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payable at the election of the Company in cash or shares of Common Stock. The
Rights may be redeemed after the time that any Person has become an Acquiring Person only if approved by a majority of the Continuing Directors. Following the effective time of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                 For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such. Amendments to the Rights Agreement from and after the time that any Person becomes an Acquiring Person requires the approval of a majority of the Continuing Directors.

                 Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



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                 The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company (as described above).

                 The form of Rights Agreement between the Company and BankBoston, N.A., as rights agent, specifying the terms of the Rights, which includes the form of Summary of Rights to Purchase Common Stock and the form of Right Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.



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Item 2.  Exhibits

                 1. Rights Agreement, dated as of May 1, 1997, between Thermadyne Holdings Corporation and BankBoston, N.A., as Rights Agent (incorporated by reference to Exhibit
                          99.1 to the Company's Form 8-K dated May 12, 1997). The Rights Agreement includes as Exhibit B the form of Right Certificate.



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                                 SIGNATURES


                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                            THERMADYNE HOLDINGS CORPORATION


                                        By: /s/ James H. Tate
                                            ------------------------------------
                                            James H. Tate
                                            Senior Vice President and
                                            Chief Financial Officer



May 20, 1997